EXHIBIT 4.4


                             Directors' Stock Plan


     RESOLVED, that the Company adopts the Directors' Stock Plan, under which each non-employee director shall, commencing in January 1998, receive as compensation for Board service during the preceding year, 200 common shares of the Company on the first business day following the end of each year in which he or she serves; provided, however, that a director who attends less than 75% of the Board and Committee meetings of which he or she is a member shall receive 150 shares and that a newly elected director who joins the Board after July 1 shall receive 100 shares.
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